UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

(Amendment No. 3)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) April 3, 2017



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Explanatory Note:

On November 14, 2016 Winnebago Industries, Inc. filed a Current Report on Form 8-K (including amendment No. 1 collectively the "Form 8-K") to report the consummation of the previously announced acquisition of Grand Design RV, LLC ("Grand Design") an Indiana limited liability company, pursuant to the terms of Securities Purchase Agreement (the "Purchase Agreement") by and among Winnebago, Grand Design, Octavius Corporation, our wholly-owned subsidiary, Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Partners Entrepreneur Advisors Fund I, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P., SP GE VIII-B GD RV Holdings, L.P., RDB III, Inc., and each of the shareholders of RDB III, Inc., Donald Clark, Ronald Fenech and William Fenech. On January 20, 2017, Winnebago filed Amendment No. 2 to the Form 8-K to amend and supplement Item 9.01 to include certain audited and pro forma financial information. This Amendment No. 3 amends and supplements Item 9.01 to update the pro forma financial information from the period ended November 26, 2016 to the period ended February 25, 2017 to correspond with Winnebago's second quarter ended February 25, 2017. Except as stated in this Explanatory Note, no other information contained in the Form 8-K is changed.

Item 9.01 Financial Statements and Exhibits.

(b) *Pro Forma Financial Information*

Updated pro forma financial information attached hereto as Exhibit 99.1 to this Amendment No. 3 to Form 8-K and are incorporated herein by reference.

(d) *Exhibits*

Exhibit Number	Description
99.1	Unaudited Pro Forma Condensed Combined Financial Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: April 3, 2017

By: */s/ Scott C. Folkers*

Name: Scott C. Folkers
Title: Vice President, General Counsel and Secretary

Exhibit Index

Exhibit No.	Description of Exhibit
99.1	Unaudited Pro Forma Condensed Combined Financial Information.

Exhibit 99.1

Unaudited Pro Forma Condensed Combined Financial Information

Winnebago Industries, Inc. (the Company or Winnebago) acquired Grand Design RV LLC (Grand Design) under a Securities Purchase Agreement for total consideration of approximately $520.5 million on November 8, 2016 (the closing date). For the consideration, the Company issued its shares valued at $124.0 million on the closing date and paid cash of $396.5 million. The cash portion of the acquisition was financed by cash and cash equivalents on hand and borrowings under new loan facilities.

The Unaudited Pro Forma Condensed Combined Statements of Income of the Company combine the historical Consolidated Statements of Income of Winnebago and Grand Design, giving effect to the Company's acquisition of Grand Design and the related financing transaction (the Transactions) as if they had been consummated on August 30, 2015, the beginning of the earliest period presented. The pro forma financial statements and related notes have been prepared utilizing period ends that differ by fewer than 93 days, as permitted by Regulation S-X. The Company's fiscal year follows a 52-/53-week fiscal year, ending the last Saturday in August and Grand Design's fiscal year ends on December 31. The pro forma statement of income for the six months ended February 25, 2017 includes (i) Winnebago's results of operations for the six months ended February 25, 2017 and (ii) Grand Design's results of operations for the period from September 1, 2016 through the closing date. The pro forma statement of income for the fiscal year ended August 27, 2016 includes (i) Winnebago's results of operations for the fiscal year ended August 27, 2016, and (ii) Grand Design's results of operations for the 12 months ended September 30, 2016.

The Pro Forma Condensed Combined Statements of Income reflect assumptions and estimates deemed appropriate by Company management and are described in the accompanying notes, which should be read together with the Pro Forma Condensed Combined Statements of Income.

These Unaudited Pro Forma Condensed Combined Statements of Income have been developed from and should be read in conjunction with the Company's historical financial statements which are included in the Company's latest quarterly report on Form 10-Q and the Company's latest annual report on Form 10-K; and Grand Design's historical financial statements included herein. Grand Design's historical financial statements for the period from September 1, 2016 through closing date are not included herein. The Unaudited Pro Forma Condensed Combined Statements of Income are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations of Winnebago would have been had the Transactions occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations.

Unaudited Pro Forma Condensed Combined Statement of Income

Six Months Ended February 25, 2017

(For Grand Design Historical Column, Period September 1, 2016 Through November 8, 2016 Closing Date, Note 1)

(In thousands, except per share data)	Winnebago Historical		Grand Design Historical		Pro Forma Adjustments		Pro Forma Combined	
Net revenues	$	615,818	$	95,667	$	—	$	711,485
Cost of goods sold		537,627		78,903	(273)	(a)		616,257
					44	(b)		44
					71	(c)		71
Gross profit		78,191		16,764	158			95,113
Operating expenses:								
Selling		15,423		2,988				18,411
General and administrative		22,446		2,472	(57)	(d)		24,861
Postretirement health care benefit income		(24,796)						(24,796)
Transaction costs		5,925			(5,925)	(d)		—
Amortization of intangible assets		12,418			(8,541)	(e)		3,877
Total operating expenses		31,416		5,460	(14,523)			22,353
Operating income		46,775		11,304	14,681			72,760
Interest expense		6,306			3,672	(f)		9,978
Non-operating income		(83)						(83)
Income before income taxes		40,552		11,304	11,009			62,865
Provision for income taxes		13,536			8,256	(g)		21,792
Net income (loss)	$	27,016	$	11,304	$	2,753	$	41,073
Income per common share:								
Basic	$	0.91					$	1.30
Diluted	$	0.91					$	1.30
Weighted average common shares outstanding:								
Basic		29,707			1,840	(h)		31,547
Diluted		29,827			1,840	(h)		31,667

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Unaudited Pro Forma Condensed Combined Statement of Income

Fiscal Year Ended August 27, 2016

(For Grand Design Historical Column, Year Ended September 30, 2016, Note 1)

(In thousands, except per share data)	Winnebago Historical	Grand Design Historical	Pro Forma Adjustments		Pro Forma Combined
Net revenues	$ 975,226	$ 449,227	$ —		$ 1,424,453
Cost of goods sold	862,577	360,787	178	(b)	1,223,542
			284	(c)	284
Gross profit	112,649	88,440	(462)		200,627
Operating expenses:					
Selling	19,823	13,604			33,427
General and administrative	27,085	14,206	(412)	(d)	40,879
Amortization of intangible assets			7,755	(e)	7,755
Total operating expenses	46,908	27,810	7,343		82,061
Operating income (loss)	65,741	60,630	(7,805)		118,566
Interest expense			19,580	(f)	19,580
Non-operating (income) loss	(457)	158			(299)
Income (loss) before income taxes	66,198	60,472	(27,385)		99,285
Provision for income taxes	20,702		12,242	(g)	32,944
Net income (loss)	$ 45,496	$ 60,472	$ (39,627)		$ 66,341
Income per common share:					
Basic	$ 1.69				$ 2.11
Diluted	$ 1.68				$ 2.10
Weighted average common shares outstanding:					
Basic	26,925		4,587	(h)	31,512
Diluted	27,033		4,587	(h)	31,620

See accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1: Basis of presentation

The historical consolidated financial statements have been adjusted in the Pro Forma Condensed Combined Financial Statements to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) expected to have a continuing impact on the combined results following the business combination. Nonrecurring charges or credits and related tax effects, which result directly from the Transactions and do not have a continuing impact as they will be included in the income of the Company within the 12 months following the Transactions, are not included in the pro forma statements of income.

A Pro Forma Condensed Combined Balance Sheet is not required as the acquisition has already been reflected in the historical balance sheet as of February 25, 2017, included in the Company's Form 10-Q filed on March 23, 2017.

The business combination was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. As the acquirer for accounting purposes, the Company has allocated the total purchase price to Grand Design's tangible and intangible assets acquired and liabilities assumed, based on their fair values at the date of the acquisition.

The Company's fiscal year ends on the last Saturday of August and Grand Design's historical fiscal year ends on December 31. To align the periods, the results of Grand Design for the month of September 2016 are included in Unaudited Pro Forma Condensed Combined Statements of Income for both the year ended August 27, 2016 and the six months ended February 25, 2017. The net revenues and net income for Grand Design for the month of September 2016 were $43.0 million and $5.6 million, respectively.

The Pro Forma Condensed Combined Statements of Income do not necessarily reflect what the combined company's results of operations would have been had the acquisition occurred on the date indicated. They also may not be useful in predicting the future results of operations of the combined company. The actual results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The Unaudited Pro Forma Condensed Combined Statements of Income do not reflect the costs of any integration activities or benefits that may result from realization of future synergies expected to result from the acquisition.

Note 2: Financing transactions

The Company acquired Grand Design for total consideration of approximately $520.5 million on November 8, 2016. For the consideration, the Company issued 4,586,555 of its shares valued at $124.0 million on the closing date and paid cash of $396.5 million. The cash portion of the acquisition was financed by cash and cash equivalents on hand, floating rate borrowings under a term loan of $300.0 million and an asset-based revolving credit agreement (ABL) of $125.0 million, of which $53.0 million was drawn for the acquisition (see note 4(f) below for impact of the financing transactions on pro forma interest expense).

Note 3: Preliminary purchase price allocation

The Company has performed a preliminary valuation analysis of the fair market value of Grand Design's assets and liabilities. The following table summarizes the allocation of the preliminary purchase price as of the acquisition date:

(In thousands)	November 8, 2016
Cash	$ 1,748
Accounts receivable	32,834
Inventories	15,300
Prepaid expenses and other assets	2,593
Property, plant and equipment	8,998
Goodwill	244,164
Other intangible assets	253,100
Total assets acquired	558,737
Accounts payable	11,163
Accrued compensation	3,615
Product warranties	12,904
Promotional	3,976
Other	1,569
Deferred tax liabilities	5,002
Total liabilities assumed	38,229
Total purchase price	$ 520,508

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the Pro Forma Condensed Combined Statements of Income. The final purchase price allocation will be determined when the Company has completed all of the detailed valuations and necessary calculations. Thus, the preliminary measures of fair value reflected are subject to changes. The final allocation may include changes to income tax related accounts, which may impact pro forma adjustments to the Pro Forma Condensed Combined Statements of Income.

Note 4: Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the Unaudited Pro Forma Condensed Combined Statement of Income:

(a)   Inventory of finished goods and work in process was increased by $0.3 million for step-up to fair value. This step-up was amortized and increased cost of sales in the three-month period ended November 26, 2016. The $0.3 million of historical amortization from November 8, 2016 through November 26, 2016 has been removed from the Pro Forma Condensed Combined Statement of Income as amortization of the step-up does not have a continuing impact.

(b)   Represents the increase in depreciation due to changes in estimated remaining useful lives of Grand Design's property, plant and equipment due to evaluation in purchase accounting. There was no change in the carrying value of property, plant and equipment, as the Company determined that the historical net carrying value of Grand Design's property, plant and equipment approximated the fair value.

(c)   Represents incremental rent expense for two new leases executed in connection with the acquisition of Grand Design. The new leases replaced leases previously in place for the two properties which hold Grand Design's current principal facilities, and facilities under construction for expansion. The lessor under these leases is an Indiana limited liability company which is owned by three of Grand Design's selling shareholders.

(d)   Represents the removal of transaction costs related to the Grand Design acquisition of $5.9 million for the six-months ended February 25, 2017 and $0.4 million ($355,000 for Winnebago and $57,000 for Grand Design) for the year ended August 27, 2016 since they do not have a continuing impact.

(e) As part of the preliminary valuation analysis, the Company identified intangible assets, including trade names, dealer network, backlog, non-compete agreements and favorable leasehold interests. The fair value of identifiable intangible assets is determined primarily using the "income approach," which requires a forecast of the expected future cash flows. The following table summarizes the preliminary estimated fair values of Grand Design's identifiable intangible assets and their estimated useful lives and estimated pro forma amortization expense:

	Estimated Fair Value	Estimated Useful Life in Years	Amortization Expense	
(In thousands)			Six Months Ended February 25, 2017	Year Ended August 27, 2016
Trade name	$ 148,000	Indefinite	$ —	$ —
Dealer network	80,500	12.0	3,354	6,708
Backlog [1]	18,000	0.5	—	18,000
Non-compete agreements - long-term	4,000	5.0	400	800
Leasehold interest-favorable	2,000	8.1	123	247
Non-compete agreements - short-term [1]	600	1.0	—	600
Total	$ 253,100		3,877	26,355
Less: Backlog and non-compete agreements which do not have a continuing impact			—	18,600
Pro forma amortization expense			3,877	7,755
Less: Amortization expense recorded since closing date			12,418	—
Pro forma adjustments to amortization expense			$ (8,541)	$ 7,755

[1] Pro forma amortization expense for the six months ended February 25, 2017 includes no amortization of the backlog and short-term non-compete agreements because the acquisition date assumed for the purposes of pro forma statements is August 30, 2015. Both of these intangible assets have useful lives of one year or less and amortization is complete prior to the six month period presented.

(f) Represents the net increase to interest expense resulting from interest on the new term loan and asset-based revolving credit agreement to finance the acquisition of Grand Design and the amortization of related debt issuance costs, as follows:

(In thousands)	Six Months Ended February 25, 2017	Year Ended August 27, 2016
Interest expense on new debt	$ 9,177	$ 18,003
Amortization of debt issuance costs	801	1,577
Total interest expense	9,978	19,580
Less: Interest expense recorded since closing date	6,306	—
Pro forma adjustments to interest expense	$ 3,672	$ 19,580

The debt under the term loan and ABL are at variable rates and the interest expense in the table assumes the variable rates of 5.5% and 2.4%, respectively, at November 8, 2016 were constant through the periods presented in the Unaudited Pro Forma Condensed Combined Financial Statements; the revolving credit balance remained constant at $53.0 million; and the principal payments on the term debt were made as scheduled. The variable rate is subject to change. For example, a 1/8% change in term loan and ABL interest rates, would change the interest expense for the six months ended February 25, 2017 and the year ended August 27, 2016 by $0.2 million and $0.5 million, respectively. Additionally, included in interest expense for the periods is a 0.4% commitment fee on the ABL for unused borrowings, which are assumed to be $72.0 million. In addition, non-cash amortization of debt issuance costs is included in interest expense. The expense of $0.1 million for the write-off of fees associated with the existing revolving credit facility being refinanced is not included in the Unaudited Pro Forma Condensed Combined Statements of Income as the write-off is a non-recurring expense.

(g) Reflects the income tax effect on pro forma adjustments and on Grand Design's historical income based on the estimated blended federal and state statutory tax rate of 37%. Grand Design, as a limited liability company, was an entity that passed-through its taxable income to its owners and accordingly, recorded no tax expense on its statements of income. Therefore, this adjustment includes the estimated tax that Grand Design would have incurred had it not been a pass-through entity. The tax rate does not reflect the expected effective tax rate, which will include other tax charges and benefits, and does not take into account any historical or possible future tax events that may impact the combined company.

(h) Represents the increase in the weighted average shares in connection with the issuance of 4,586,555 common shares to the former owners of Grand Design.

Grand Design had an incentive compensation stock tracking unit (STU) plan whereby fully vested awards were issued to key executives which entitled the holders to receive payments from Grand Design upon the occurrence of an eligible distribution and upon the occurrence of a sale of the business, as defined in the plan. As a return on the STUs was contingent on the occurrence of a future performance condition, no compensation expense was recorded by Grand Design until that event occurred and the amounts were estimable. The acquisition of Grand Design resulted in payments on the closing date to holders of the STUs of $29.8 million. No expense related to this payment is reflected in the net income or the pro forma adjustments for the periods presented in the pro forma information since the payments were fully contingent on the business combination closing, are a non-recurring expense and the plan was terminated at the closing date with no replacement plan adopted. During the twelve months ended September 30, 2016, Grand Design made eligible distributions to STU participants of $1.5 million that were included in general and administrative expense in the year ended September 30, 2016 Grand Design statement of income. No pro forma adjustment has been made to remove this expense as it was not directly related to the Transactions.